SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BLACKROCK CAPITAL INVESTMENT CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.50% Convertible Senior Notes Due 2018

(Title of Class of Securities)

092533AB4

(CUSIP Number of Class of Securities)

Michael J. Zugay

BlackRock Capital Investment Corporation

40 East 52nd Street

New York, New York, 10022

(212) 810-5800

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Zeidel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

Laurence D. Paredes

BlackRock Capital Investment Corporation

40 East 52nd Street

New York, New York, 10022

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$116,725,000	$13,528.43

(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $115,000,000 aggregate principal amount of the Company’s 5.50% Convertible Senior Notes due 2018 are purchased at the tender offer price of $1,015.00 per $1,000 principal amount of such notes.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2017, equals $115.90 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Tender Offer Statement on Schedule TO is filed by BlackRock Capital Investment Corporation, a Delaware corporation (the “Company”), and relates to the Company’s offer to purchase (“Tender Offer”), upon the terms and subject to the conditions set forth in the attached Offer to Purchase dated August 28, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), any and all of its $115.0 million aggregate principal amount of outstanding 5.50% Convertible Senior Notes due 2018 (the “Notes”), for cash in an amount equal to $1,015.00 per $1,000 principal amount of notes purchased (exclusive of accrued and unpaid interest).

Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Tender Offer will expire at 12:00 midnight, New York City time, on September 26, 2017 (one minute after 11:59 P.M., New York City time, on September 25, 2017), or any other date and time to which the Company extends the Tender Offer, unless earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended.

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in response to Items 1 through 13 of Schedule TO, including as more specifically set forth below.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary” and in the Letter of Transmittal is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the subject company is BlackRock Capital Investment Corporation, a Delaware corporation. The Company’s principal executive offices are located at 40 East 52nd Street, New York, New York, 10022. The telephone number of its principal office is (212) 810-5800.

(b)	Securities. The securities that are the subject of the Tender Offer are the Company’s outstanding Notes. As of August 28, 2017, there were $115.0 million aggregate principal amount of Notes outstanding. The information set forth in the Offer to Purchase under the heading “Summary” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Purchase under the heading “Market Price Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The name of the filing person is BlackRock Capital Investment Corporation, a Delaware corporation. The Company’s principal executive offices are located at 40 East 52nd Street, New York, New York, 10022. The telephone number of its principal office is (212) 810-5800. The filing person is the subject person.

The following persons are directors and executive officers of BlackRock Capital Investment Corporation.

Name	Position
Michael J. Zugay	Chief Executive Officer
Donna M. Milia	Chief Financial Officer and Treasurer
Charles C.S. Park	Chief Compliance Officer
James E. Keenan	Chairman of the Board
John R. Baron	Director
Jerrold B. Harris	Director
Mark S. Lies	Director
William E. Mayer	Director
Maureen K. Usifer	Director

The business address and telephone number for all of the above directors and executive officers are c/o BlackRock Capital Investment Corporation, 40 East 52nd Street, New York, New York 10022 and (212) 810-5800.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the Offer to Purchase under the headings “Summary,” “The Terms of the Tender Offer,” “Certain Considerations,” “Source of Funds” and “Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b)	Purchases. To the knowledge of the Company, based on reasonable inquiry, no Notes are owned by the Company or any officer, director or affiliate of any of the foregoing and therefore no Notes will be acquired from the Company or any officer, director or affiliate of the foregoing. The information set forth under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Agreements Involving the Subject Company’s Securities. The Company is a party to the following agreements, arrangements or understandings that involve its securities:

•	Indenture (including form of Note) dated February 19, 2013 among the Company, Wilmington Trust, National Association, as Trustee, and Citibank, National Association, as Securities Administrator, relating to the Notes (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on February 19, 2013,) and incorporated herein by reference. A description of the material provisions of the foregoing agreement is set forth in the Form 8-K filed on February 19, 2013, by the Company, which is incorporated herein by reference.

•	Base Indenture, dated as of June 13, 2017, by and between the Company and Wilmington Trust, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on 8-K, filed on June 13, 2017) and incorporated herein by reference.

•	Supplemental Indenture, dated as of June 13, 2017, by and between the Company and Wilmington Trust, National Association, as Trustee (filed as Exhibit 4.2 to the Company’s Current Report on 8-K, filed on June 13, 2017) and incorporated herein by reference.

•	Form of 5.00% Convertible Note due 2022 (filed as Exhibit 4.3 to the Company’s Current Report on 8-K, filed on June 13, 2017) and incorporated herein by reference.

For information regarding the Company’s share repurchase program, see the information set forth in the Offer to Purchase under the heading “Dividend Policy and Share Repurchase Program,” which is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Certain Considerations – Treatment of Notes Not Tendered in the Tender Offer” and “The Depositary and The Information Agent” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Offer to Purchase under the heading “The Terms of the Tender Offer – Purpose of the Tender Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the Offer to Purchase under the heading “The Terms of the Tender Offer – Payment for Notes” is incorporated herein by reference.

(c)	Plans. At any given time, the Company may be evaluating or in discussions regarding one or more strategic transactions although, the Company currently has no material plans, proposals or negotiations described in Item 1006(c) of Regulation M-A under the Exchange Act to disclose at this time. The information set forth in the Offer to Purchase including in “Certain Considerations – Treatment of Notes Not Tendered in the Tender Offer” and “Source of Funds” (and the documents incorporated by reference therein) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information in the Offer to Purchase under the headings “The Terms of the Tender Offer–Conditions to the Tender Offer,” “Certain Considerations–Conditions to the Consummation of the Tender Offer” and “Source of Funds” is incorporated herein by reference in response to Regulation M-A Items 7(a), (b) and (d).

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. To the knowledge of the Company, based on reasonable inquiry, no Notes are owned by the Company or any officer, director or affiliate of any of the foregoing and therefore no Notes will be acquired from the Company or any officer, director or affiliate of the foregoing. The information set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

(b)	Securities transactions. The information set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Offer to Purchase under the headings “Summary” and “The Depositary and The Information Agent” is incorporated herein by reference.

Item 10. Financial Statements.

(a)	Financial Statements. Not applicable.

(b)	Pro Forma. Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(c)	Other Material Information. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 28, 2017.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(5)	Press Release, dated August 28, 2017, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on August 28, 2017.

(b)(1)	Second Amended and Restated Senior Secured Revolving Credit Agreement among the Company, the lenders party thereto, Citibank, N.A., as Administrative Agent, and Bank of Montreal, Chicago Branch, as Syndication Agent (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 24, 2016) and incorporated herein by reference.

(b)(2)	Second Amendment to the Second Amended and Restated Senior Secured Revolving Credit Agreement among the Company, the lenders party thereto, Citibank, N.A., as Administrative Agent, and Bank of Montreal, Chicago Branch, as Syndication Agent (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 5, 2017) and incorporated herein by reference.

Exhibit No.	Description

(d)(1)	Indenture (including form of Note) dated February 19, 2013 among the Company, Wilmington Trust, National Association, as Trustee, and Citibank, National Association, as Securities Administrator, relating to the Notes (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on February 19, 2013) and incorporated herein by reference.

(d)(2)	Base Indenture, dated as of June 13, 2017, by and between the Company and Wilmington Trust, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on 8-K, filed on June 13, 2017) and incorporated herein by reference.

(d)(3)	Supplemental Indenture, dated as of June 13, 2017, by and between the Company and Wilmington Trust, National Association, as Trustee (filed as Exhibit 4.2 to the Company’s Current Report on 8-K, filed on June 13, 2017) and incorporated herein by reference.

(d)(4)	Form of 5.00% Convertible Note due 2022 (filed as Exhibit 4.2 to the Company’s Current Report on 8-K, filed on June 13, 2017) and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKROCK CAPITAL INVESTMENT CORPORATION

By:	/s/ Michael J. Zugay
Name: Michael J. Zugay
Title: Chief Executive Officer

Dated: August 28, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 28, 2017.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(5)	Press Release, dated August 28, 2017, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on August 28, 2017.

(b)(1)	Second Amended and Restated Senior Secured Revolving Credit Agreement among the Company, the lenders party thereto, Citibank, N.A., as Administrative Agent, and Bank of Montreal, Chicago Branch, as Syndication Agent (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 24, 2016) and incorporated herein by reference.

(b)(2)	Second Amendment to the Second Amended and Restated Senior Secured Revolving Credit Agreement among the Company, the lenders party thereto, Citibank, N.A., as Administrative Agent, and Bank of Montreal, Chicago Branch, as Syndication Agent (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 5, 2017) and incorporated herein by reference.

(d)(1)	Indenture (including form of Note) dated February 19, 2013 among the Company, Wilmington Trust, National Association, as Trustee, and Citibank, National Association, as Securities Administrator, relating to the Notes (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on February 19, 2013) and incorporated herein by reference.

(d)(2)	Base Indenture, dated as of June 13, 2017, by and between the Company and Wilmington Trust, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on 8-K, filed on June 13, 2017) and incorporated herein by reference.

(d)(3)	Supplemental Indenture, dated as of June 13, 2017, by and between the Company and Wilmington Trust, National Association, as Trustee (filed as Exhibit 4.2 to the Company’s Current Report on 8-K, filed on June 13, 2017) and incorporated herein by reference.

(d)(4)	Form of 5.00% Convertible Note due 2022 (filed as Exhibit 4.2 to the Company’s Current Report on 8-K, filed on June 13, 2017) and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.